EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

TRANSACTION SYSTEMS ARCHITECTS, INC.,

PARAKEET MERGERSUB CORP.,

P&H SOLUTIONS, INC.

and

THE STOCKHOLDERS’ REPRESENTATIVE IDENTIFIED HEREIN

August 28, 2006

(i)

(ii)

(iii)

Section 11.8.	Fees and Expenses	63

Section 11.9.	Choice of Law/Consent to Jurisdiction	63

Section 11.10.	Mutual Drafting	64

Section 11.11.	Miscellaneous	64

Section 11.12.	WAIVER OF JURY TRIAL	64

(iv)

EXHIBITS

Exhibit A	Company Stockholders Written Consent
Exhibit B	Reserved
Exhibit C	Form of Escrow Agreement
Exhibit D	Reserved
Exhibit E	Operating Capital

SCHEDULES

Company Schedules

4.1	Foreign Qualification
4.2	Capitalization
4.4(b)	Consents
4.5	Financial Statements
4.6	Absence of Changes
4.7	Litigation
4.8	Taxes
4.9(a)	Employee Benefit Plans
4.9(l)	Triggering of Benefit Plans
4.9(m)	Section 280G Payments
4.10(b)	Leased Real Property
4.10(c)	Personal Property
4.11(a)	Labor and Employment Matters
4.12	Material Contracts
4.13(a)	Intellectual Property
4.13(b)	Intellectual Property Rights
4.13(c)	Infringement
4.13(e)	Intellectual Property Licenses
4.13(g)	Open Source Materials
4.13(h)	Products Subject to Third Party License
4.13(i)	Product Issues
4.13(j)	Disclosure of Source Code
4.13(k)	Warranty Claims
4.13(l)	Royalty Fee
4.13(n)	Recommended or Required Third Party Products
4.14	Environmental Matters
4.17	Licenses and Permits
4.18(a)	Records
4.19	Affiliated Transactions
4.21	Insurance
4.22	Material Customers
6.1	Conduct of Business
7.8(a)	Employee Arrangements
7.8(b)	Severance Obligations

(v)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 28, 2006, is by and among Transaction Systems Architects, Inc., a Delaware corporation (“Parent”), Parakeet MergerSub Corp., a Delaware corporation (“MergerCo”), P&H Solutions, Inc., a Delaware corporation (the “Company”) and Shawmut Equity Partners, L.P., as Stockholders’ Representative (the “Stockholders’ Representative”). Certain terms used in this Agreement are defined in Section 1.1 hereof. An index of defined terms used in this Agreement is set forth in Section 1.2 hereof.

WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its stockholders;

WHEREAS, immediately after the execution and delivery of this Agreement, (a) the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock representing 51% or more of the votes represented by all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class, and (b) a majority of the outstanding shares of the Company’s capital stock, voting as a single class, will execute a written consent in the form of Exhibit A (the “Company Stockholders Written Consent”) adopting this Agreement and approving the Merger;

WHEREAS, the Boards of Directors of Parent and MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interest of their respective stockholders;

WHEREAS, the Stockholders’ Representative, Parent and the Escrow Agent shall enter into an Escrow Agreement to be effective at, and subject to the occurrence of, the Effective Time; and

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - DEFINED TERMS

Section 1.1. Certain Terms Defined. For the purposes of this Agreement:

An “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Common Option Exercise Value” shall mean an amount equal to the aggregate exercise price per share of all shares of Common Stock subject to Common Options immediately prior to the Effective Time.

“Aggregate Common Option Value” shall mean the aggregate Common Option Value for all Common Options.

“Aggregate Series A/X Liquidation Preference” shall mean the product determined by multiplying (x) the Series A/X Liquidation Preference Per Share times (y) the total number of issued and outstanding shares of Series A Preferred Stock and Series X Preferred Stock immediately prior to the Effective Time.

“Aggregate Series B Liquidation Preference” shall mean the product determined by multiplying (x) the Series B Liquidation Preference Per Share times (y) the total number of issued and outstanding shares of Series B Preferred Stock immediately prior to the Effective Time.

“Aggregate Series C Payout” shall mean the amount determined at the Effective Time in accordance with the Company’s Certificate of Incorporation.

“Aggregate Stockholder Consideration At Closing” shall mean an amount equal to (x) the sum of (A) the Aggregate Series C Payout, plus (B) the Aggregate Series B Liquidation Preference, plus (C) the Aggregate Series A/X Liquidation Preference, plus (D) the Aggregate Value Available for Common Stock minus (y) the sum of (A) the Escrow Amount plus (B) the Stockholder’s Representative Amount.

“Aggregate Value Available for Common Options” shall mean an amount equal to (x) the sum of (A) the Merger Consideration plus (B) the Aggregate Common Option Exercise Value minus (y) the sum of (A) all Indebtedness For Borrowed Money outstanding at the Effective Time, if any, plus (B) all Management Incentive Amounts outstanding at the Effective Time, if any, plus (C) all Company Transaction Expenses outstanding at the Effective Time, if any, plus (D) the Aggregate Series A/X Liquidation Preference, plus (E) the Aggregate Series B Liquidation Preference, plus (F) the Aggregate Series C Payout.

“Aggregate Value Available for Common Stock” shall mean an amount equal to the Aggregate Value Available for Common Options minus the Aggregate Common Option Value.

“Business Day” means any day other than a day on which the Securities and Exchange Commission or the office of the Delaware Secretary of State is closed.

“Certificates” shall mean the Common Certificates, the Series C Certificates, the Series B Certificates, and the Series A Certificates.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Common Stock.

“Common Option Value” shall mean the amount by which the Common Option Value Per Share exceeds the exercise price per share of each share of Common Stock subject to a Common Option.

“Common Option Value Per Share” shall mean the quotient obtained by dividing (x) the Aggregate Value Available for Common Options by (y) the Fully Diluted Shares of Common Stock Outstanding.

“Common Stock” shall mean the Company’s common stock, par value $.01 per share.

“Common Stock Value Per Share” shall mean the quotient determined by dividing (x) the Aggregate Value Available for Common Stock by (y) the issued and outstanding shares of Common Stock.

“Company Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, financial condition or results of operations of the Company, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect: (i) changes that are the result of factors generally affecting the industries or markets in which the Company operates to the extent not disproportionately affecting the Company; (ii) any adverse change, effect or circumstance arising out of or resulting from the parties’ performance of this Agreement or the pendency or announcement of the transactions contemplated by this Agreement to the extent such pendency or announcement results in (A) the loss of potential customer relationships, (B) receipt by the Company of any notice of termination or non-renewal from any customer or (C) employees terminating their employment with the Company (other than any such change, effect or circumstance resulting from a material breach by the Company of its obligations under Section 6.1 of this Agreement); (iii) changes in laws, rules or regulations or GAAP or the interpretation thereof which occur or become effective after the date of this Agreement to the extent not disproportionately affecting the Company; (iv) any action taken at the written request of Parent or MergerCo; (v) any legal or investment banking fees or expenses, or severance, bonus, benefit or other change in control payments under specified executive benefits or employment agreement of the Company, incurred or made in connection with the transactions contemplated by this Agreement; and (vi) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism to the extent not disproportionately affecting the Company.

“Company Stock” shall mean any of the Common Stock, Series C Preferred Stock, the Series B Preferred Stock, Series A Preferred Stock and Series X Preferred Stock.

“Credit Agreement” shall mean the Loan and Security Agreement dated September 16, 2005, as amended, by and among the Company and Sovereign Bank.

“Environment” shall mean soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” shall mean all laws relating to protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

An “ERISA Affiliate” of the Company shall mean any entity that is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(c).

“Fully Diluted Shares of Common Outstanding” shall mean the sum of (x) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, plus (y) the total number of Series B As-Converted Shares of Common Stock and Series A/X As-Converted Shares of Common Stock plus (z) the total number of shares of Common Stock subject to Common Options immediately prior to the Effective Time.

“GAAP” shall mean generally accepted accounting principles as applied in the United States on a consistent basis.

“Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness For Borrowed Money” shall mean an amount equal to the sum of:

(a) the outstanding principal and accrued and unpaid interest (as well as prepayment, breakage and similar charges payable) under the Credit Agreement;

(b) the outstanding principal and accrued and unpaid interest on the Promissory Notes; and

(c) any other indebtedness for money borrowed by the Company, the carrying value of capital lease obligations of the Company set forth on the Base Balance Sheet as adjusted through the Closing Date, any other indebtedness for money borrowed that is secured by the assets of the Company, any other indebtedness for borrowed money guaranteed in any manner by the Company, and all accrued and unpaid interest or fees, penalties or other amounts due with respect thereto.

“Intellectual Property” shall mean (a) patents, registered and unregistered trademarks and service marks, brand names, trade names, domain names, registered and unregistered copyrights, moral rights, software, software code (in any form, including source code and executable or object code), designs, trade secrets and know-how and (b) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs, including any extensions, combinations, divisions and reissues thereof.

“IRS” shall mean the United States Internal Revenue Service.

“Losses” of a Person shall mean any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) actually suffered or incurred by such Person.

“Management Incentive Amounts” shall mean the amounts payable, net of any applicable withholding obligations, to the Company’s management pursuant to the Senior Management Incentive Compensation Plan – 2005, the Company’s Management Incentive Compensation Plan – 2005 and the compensation plan providing for payment of an additional $500,000 incentive compensation to the president and chief executive officer of the Company.

“Merger Consideration” shall mean $156,590,588 plus or minus, as the case may be, the Estimated Operating Capital Adjustment Amount.

“Parent Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, financial condition or results of operations of Parent and MergerCo, taken as a whole, or the ability of Parent or MergerCo to consummate the transactions contemplated by this Agreement; provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Parent Material Adverse Effect: (i) changes that are the result of factors generally affecting the industries or markets in which Parent operates to the extent not disproportionately affecting Parent; (ii) any adverse change, effect or circumstance arising out of or resulting from the parties’ performance of this Agreement or the pendency or announcement of the transactions contemplated by this Agreement to the extent such pendency or announcement results in (A) the loss of potential customer relationships, (B) receipt by Parent of any notice of termination or non-renewal from any customer or (C) employees terminating their employment with Parent; (iii) changes in laws, rules or regulations or GAAP or the interpretation thereof which occur or become effective after the date of this Agreement to the extent not disproportionately affecting Parent; (iv) any action taken at the written request of the Company; and (v) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism to the extent not disproportionately affecting Parent.

“Person” shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended).

“Promissory Notes” shall mean the promissory notes issued by the Company on May 20, 2004.

“Registration Rights Agreement” shall mean that certain Amended and Restated Registration Rights Agreement by and among the Company and the other parties thereto dated as of April 12, 2004, as amended to date.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Series A Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Series A Preferred Stock.

“Series A Preferred Stock” shall mean the Company’s Series A Convertible Preferred Stock, par value $.01 per share.

“Series A Purchase Agreement” shall mean that certain Purchase Agreement by and among the Company and the other parties thereto dated as of February 18, 2000, as amended to date.

“Series A/X As-Converted Common Value Per Share” shall mean, for each share of Series A Preferred Stock or Series X Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time, the product of (x) the Common Value Per Share times (y) the Series A/X As-Converted Shares of Common Stock.

“Series A/X As-Converted Shares of Common Stock” shall mean the number of shares of Common Stock issuable upon the conversion in accordance with the Certificate of Incorporation of each share of Series A Preferred Stock or Series X Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time.

“Series A/X Liquidation Preference Per Share” shall mean, for each share of Series A Preferred Stock or Series X Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time, the sum of (x) $1.69 per share of Series A Preferred Stock or Series X Preferred Stock, as applicable, plus (y) all cumulative accrued and unpaid dividends per share of Series A Preferred Stock or Series X Preferred Stock, as applicable, up to and including the Effective Time.

“Series A/X Value Per Share” shall mean, for each share of Series A Preferred Stock or Series X Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time, the sum of (x) the Series A/X Liquidation Preference Per Share and (y) the Series A/X As-Converted Common Value Per Share.

“Series B As-Converted Common Value Per Share” shall mean, for each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, the product of (x) the Common Value Per Share times (y) the Series B As-Converted Shares of Common Stock.

“Series B As-Converted Shares of Common Stock” shall mean the number of shares of Common Stock issuable upon the conversion in accordance with the Certificate of Incorporation of each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series B Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Series B Preferred Stock.

“Series B Liquidation Preference Per Share” shall mean, for each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, the sum of (x) $0.3253 per share of Series B Preferred Stock plus (y) all cumulative accrued and unpaid dividends per share of Series B Preferred Stock up to and including the Effective Time.

“Series B Preferred Stock” shall mean the Company’s Series B Convertible Preferred Stock, par value $.01 per share.

“Series B Purchase Agreement” shall mean that certain Preferred Stock Purchase Agreement by and among the Company and the other parties thereto dated as of April 12, 2004, as amended to date.

“Series B Value Per Share” shall mean, for each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, the sum of (x) the Series B Liquidation Preference Per Share and (y) the Series B As-Converted Common Value Per Share.

“Series C Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Series C Preferred Stock.

“Series C Options” shall mean each outstanding option to purchase Series C Preferred Stock under the Series C Plan.

“Series C Payout Per Share” shall mean, for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, the quotient determined by dividing (A) the Aggregate Series C Payout by (B) the total number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C Plan” shall mean the Company’s 2004 Series C Non-Qualified Stock Option Plan.

“Series C Preferred Stock” shall mean the Company’s Series C Convertible Preferred Stock, par value $.01 per share.

“Series X Acknowledgement” shall mean an acknowledgement by a holder of shares of Series X Preferred Stock of the cancellation of such shares.

“Series X Preferred Stock” shall mean shares of the Company’s Series X Nonvoting Convertible Preferred Stock, par value $.01 per share.

“Stockholders’ Agreement” shall mean that certain Amended and Restated Stockholders’ Agreement by and among the Company and the other parties thereto dated as of April 12, 2004, as amended to date.

“Subsidiary” shall mean any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

“Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, imposed by the IRS or any taxing authority, and such term shall include any interest, penalties or additional amounts imposed with respect to such taxes, charges, fees, levies or other assessments.

“Tax Returns” shall mean any report, return, document or other filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes.

“Value Per Applicable Share” shall mean (i) with respect to each share of Common Stock issued and outstanding immediately prior to the Effective Time, the Common Value Per Share, (ii) with respect to each share of Series C Stock issued and outstanding immediately prior to the Effective Time, the Series C Payout Per Share, (iii) with respect to each share of the Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, the Series B Value Per Share, (iv) with respect to each share of the Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, the Series A/X Value per Share, and (v) with respect to each share of the Series X Preferred Stock issued and outstanding immediately prior to the Effective Time, the Series A/X Value Per Share.

“Wachovia” shall mean, collectively, Wachovia National Bank, Wachovia National Association and Wachovia Capital Markets, LLC.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Section 1.2. Definitions. The following terms have the meanings set forth in the Sections set forth opposite such term below:

Term	Section Reference
Accountants	3.6(b)(ii)
Agreement	Preamble
Appraisal Rights Provisions	3.2(a)
Audited Financial Statements	4.5(i)
Base Balance Sheet	4.5(a)(ii)
Benefit Plans	4.9(a)
By-laws	4.1(a)
Certificate of Incorporation	4.1(a)
Certificate of Merger	2.2
Certificates	1.1

Chosen Courts	11.9
Claim	7.7(b)
Closing	2.4
Closing Balance Sheet	3.6(b)(i)
Closing Date	2.4
Closing Operating Capital	3.6(b)(iii)
Common Optionholders	6.1(a)
Common Options	2.7(a)
Company	Preamble
Company Board	Recitals
Company Employees	7.8(a)
Company Licenses	4.17
Company Source Code	4.13(j)
Company Stockholders Written Consent	Recitals
Company Transaction Expenses	3.4
Confidentiality Agreement	7.3
Deductible Amount	9.2(b)(i)
DGCL	Recitals
Dispute	4.13(c)
Dispute Notice	3.6(b)(ii)
Dissenting Shares	3.2(a)
Effective Time	2.2
Encumbrances	3.3
Escrow Agent	3.1(a)(ii)
Escrow Agreement	3.1(a)(ii)
Escrow Allocation Schedule	3.1(a)(iv)
Escrow Amount	3.1(a)(ii)
Estimated Closing Balance Sheet	3.6(a)(i)
Estimated Operating Capital	3.6(a)(i)
Estimated Operating Capital Adjustment Amount	3.6(a)(ii)
Excluded Representations	9.2(b)(i)
Excluded Representations Cut-Off Date	9.1
Final Closing Balance Sheet	3.6(b)(ii)
Final Operating Capital Adjustment Amount	3.6(b)(iii)
Financial Statements	4.5
Governmental Authority	4.4(b)
Indemnification Cut-Off Date	9.1
Indemnifying Stockholder	3.1(a)(iv)
Indemnity Claim	9.5(a)
Information Statement Initial Indemnification Cut-Off Date	7.10 9.1
Leased Real Property	4.10(b)
Leases	4.10(b)
Material Contracts	4.12
Litigation Conditions	9.2(c)

Material Customer	4.22
Merger	Recitals
MergerCo	Preamble
Open Source Materials	4.13(g)
Operating Capital	3.6(a)(iii)
Parent	Preamble
Parent Written Consent	7.1(b)
Parent Indemnified Party	9.2(a)
Paying Agent	3.1(a)(i)
Payment Fund	3.1(a)(i)
Plan	2.7(a)
Pre-Closing Period	6.1
Requisite Stockholder Approval	4.20
Schedules	Article IV
SEC	7.2(a)
Series C Option Payment	2.7(b)
Stockholder Allocation Schedule	3.1(a)(i)
Stockholder(s)	2.6
Stockholders’ Representative	Preamble
Stockholders’ Representative Amount	3.1(a)(iii)
Surviving Corporation	2.1
Surviving Corporation Employees	7.8(c)
Third Party Combined Products	4.13(h)
Transfer Taxes	7.9
Transition Period	7.8(c)

ARTICLE II - THE MERGER; EFFECT OF THE MERGER ON THE CAPITAL

STOCK OF THE COMPANY

Section 2.1. The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

Section 2.2. Effective Time. On the Closing Date, MergerCo and the Company shall duly execute a certificate of merger (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The

Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware, or at such subsequent time as Parent and Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.3. Certificate of Incorporation and By-Laws. The certificate of incorporation of MergerCo, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and by the terms of such certificate of incorporation. The by-laws of MergerCo, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law, by the terms of the certificate of incorporation of the Surviving Corporation and by the terms of such by-laws. Notwithstanding the foregoing, the name of the Surviving Corporation shall be “P&H Solutions, Inc.” and the certificate of incorporation and by-laws of the Surviving Corporation shall so provide.

Section 2.4. Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in Article VIII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, or at such other place as agreed to by the parties hereto.

Section 2.5. Directors and Officers. The directors and officers of MergerCo immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.6. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company Stock (each a “Stockholder,” and collectively, the “Stockholders”) or any shares of capital stock of MergerCo:

(a) All shares of common stock, par value $0.01, of MergerCo issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 1,000 fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation following the Merger, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Each share of Company Stock that is owned by the Company, by Parent, by MergerCo, or by any other wholly owned Subsidiary of Parent, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Company Common Stock. Each share of the Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Common Value Per Share. As of the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Common Certificate shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding tax as specified in Section 3.1(g)), upon the surrender of such Common Stock Certificate or the delivery of an affidavit as described in Section 3.1, the Common Value Per Share.

(d) Company Preferred Stock.

(i) Each share of the Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Series C Payout Per Share. As of the Effective Time, all such shares of Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Series C Certificate shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding tax as specified in Section 3.1(g)), upon the surrender of such Series C Certificate or the delivery of an affidavit as described in Section 3.1, the Series C Payout Per Share.

(ii) Each share of the Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Series B Value Per Share. As of the Effective Time, all such shares of Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Series B Certificate shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding tax as specified in Section 3.1(g)), upon the surrender of such Series B Certificate as provided in Section 3.1, the Series B Value Per Share.

(iii) Each share of the Series A Preferred Stock issued and outstanding prior to the Effective Time and each share of the Series X Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b)

and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Series A/X Value Per Share. As of the Effective Time, all such shares of Series A Preferred Stock and Series X Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Series A Certificate, and each holder of uncertificated shares of Series X Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding tax as specified in Section 3.1(g)), upon the surrender of such Series A Certificate or upon the delivery of a Series X Acknowledgement, as applicable, as provided in Section 3.1, the Series A/X Value Per Share.

Section 2.7. Common Stock Options, Series C Options and Related Matters; Payment of Common Options.

(a) At the Effective Time, the Company shall cause each outstanding option to purchase shares of Common Stock (the “Common Options”) under the Company’s 1998 Non-Qualified Stock Option Plan, as amended to date (the “Plan”), to be fully vested and each Common Option shall be canceled in exchange for the right to receive the Common Option Value for each share of Common Stock subject to each such Common Option, subject to any applicable withholding Tax, as set forth in Section 2.7(c). A soon as practicable, and in any event, within three (3) days of the Closing, Parent shall pay the Common Option Value for each share of Common Stock represented by the Common Options to each holder of Common Options listed on the Securityholder Allocation Schedule. At the Effective Time, each Common Option shall be canceled and shall no longer represent the right to purchase shares of Common Stock. The cancellation of each Common Option shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Common Option. At the Effective Time, neither Parent nor MergerCo shall assume the Plan. Parent, MergerCo and the Company agree to take all necessary steps to effect the foregoing provisions of this Section 2.7(a).

(b) Pursuant to Section 13(b) of the Series C Plan and to the extent permitted under the Stockholders Agreement, the Company shall cause each Series C Option to be fully vested immediately prior to the Effective Time. Furthermore, if any Series C Option is not exercised prior to the Effective Time, such Series C Option shall be cancelled and no longer outstanding as provided by Section 13(b) of the Series C Plan.

(c) Parent shall deduct and withhold from any consideration payable to any holder or former holder of Common Options such amounts as Parent reasonably determines, in good faith, is required to be deducted or withheld therefrom or in connection therewith under the Code or any other applicable law. To the extent such amounts are so deducted, withheld or paid, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III - PAYMENT FOR SHARES; DISSENTING SHARES

Section 3.1. Payment for Shares of Company Stock.

(a) Parent shall make the following payments:

(i) As soon as practicable following the date of this Agreement and in any event not less than twenty (20) days before the Closing Date, Parent shall appoint a national bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”). At the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Common Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock and Series X Preferred Stock outstanding immediately prior to the Effective Time, for payment through the Paying Agent in accordance with this Section 3.1, cash in an amount (the “Payment Fund”) equal to the Aggregate Stockholder Consideration At Closing plus the Aggregate Common Option Value. The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in Section 3.1(b) out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement. The Company will prepare and deliver to Parent an estimated schedule of the allocation of the Aggregate Stockholder Consideration At Closing payable to the Stockholders and the Aggregate Common Option Value payable to holders of Common Options (the “Securityholder Allocation Schedule”). The parties hereto acknowledge and agree that the Company will amend the Securityholder Allocation Schedule as of the Effective Time to (i) reflect any actual adjustments and allocation of the Merger Consideration required through the Effective Time and (ii) instruct the Paying Agent as to the portion of the Payment Fund payable as of the Effective Time to each of the Stockholders and holders of Common Options.

(ii) At the Effective Time, Parent shall cause to be delivered to HSBC Bank USA, National Association (the “Escrow Agent”) an amount of cash (including any interest earned therein) equal to $11,744,294.10 (the “Escrow Amount”). The Escrow Amount will be held for purposes of (a) the payment to Parent of the Final Operating Capital Adjustment Amount, if any such payment is required by Section 3.6(b)(iii)(A) and (b) providing, with certain limited exceptions set forth in Article IX, the sole and exclusive source for satisfaction of any indemnification claims of Parent (including, after the Closing, the Surviving Corporation) under Section 9.2. Any amount remaining in the Escrow Amount in excess of $9,395,435.28 following any payment to Parent of any Final Operating

Capital Adjustment Amount pursuant to Section 3.6(b)(iii) shall be promptly delivered by the Escrow Agent to the Payment Agent for payment to the Stockholders in accordance with the Escrow Allocation Schedule (and, if no such adjustment is made, such remaining amount shall be delivered to the Paying Agent within three (3) Business Days following the determination of the Closing Operating Capital). Any amount remaining in the Escrow Amount on the Initial Indemnification Cut-Off Date that is not then subject to any pending indemnity claim in accordance with Article IX shall be promptly delivered by Escrow Agent to the Payment Agent for payment to the Stockholders in accordance with the Escrow Allocation Schedule. The Escrow Amount shall be governed by the terms of an escrow agreement to be entered into by and among Parent, the Stockholders’ Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”). For federal income tax purposes, any payment made by the Escrow Agent to the Stockholders shall be treated as deferred Merger Consideration and shall be subject to imputation of interest under Section 483 or Section 1274 of the Code. Any interest or other income earned on the Escrow Amount will be included in the gross income of Parent in accordance with Proposed Treasury Regulations under Section 468B(g) of the Code.

(iii) At the Effective Time, Parent shall cause to be delivered to the Stockholders’ Representative $500,000 (the “Stockholders’ Representative Amount”) to be held directly by the Stockholders’ Representative in an account for purposes of satisfying the Stockholders’ Representative’s obligations under Section 9.5.

(iv) The Company will prepare and deliver a schedule that sets forth the estimated percentage interest in the Escrow Amount and the Stockholders’ Representative Amount for each Stockholder subject to an indemnification obligation pursuant to Article IX (each, an “Indemnifying Stockholder”) in the event any such amounts (including any interest or other income earned thereon) may be ultimately released and distributed to such Stockholders(the “Escrow Allocation Schedule”). The parties hereto acknowledge and agree that the Company will amend the Escrow Allocation Schedule as of the Effective Time to reflect any actual adjustments and allocation of the Merger Consideration required in accordance with this Agreement.

(b) As soon as reasonably practicable following the date of this Agreement and in any event not less than fifteen (15) days before the Closing Date, Parent shall, or shall cause the Surviving Corporation to deliver to the Stockholders a letter of transmittal reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to shares of Company Stock shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of

Series X Preferred Stock, upon delivery of a Series X Acknowledgement) and instructions for use in effecting the surrender of a Certificate (or, in the case of Series X Preferred Stock, instructions for delivery of a Series X Acknowledgement) in exchange for the Aggregate Stockholder Consideration At Closing attributable to each share formerly represented by such Certificate or each share of Series X Preferred Stock, as applicable. As soon as reasonably practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause the Paying Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or of Series X Preferred Stock, who has not previously submitted a duly executed letter of transmittal, such form of letter of transmittal and instructions.

(c) If a holder surrenders to the Paying Agent a Certificate, together with such letter of transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, at least two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Closing Date, then the holder of such Certificate shall be paid on the Closing Date in exchange therefor cash in an amount equal to the product of the number of shares represented by such Certificate multiplied by the portion of the Aggregate Stockholder Consideration At Closing attributable to such shares (subject to any applicable withholding tax as specified in Section 3.1(g)). If a holder surrenders to the Paying Agent a Certificate, together with such letter of transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, any time after two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Closing Date, then the holder of such Certificate shall be paid as soon as reasonably practicable in accordance with the immediately preceding sentence, and such Certificate shall forthwith be canceled. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and delivered to the Paying Agent with all documents required to evidence and effect such transfer and that the Person requesting such payment pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.1(c), each Certificate (other than Certificates representing shares of Company Stock to be canceled in accordance with Section 2.6(b) and Dissenting Shares) shall at any time after the Effective Time represent solely the right to receive, upon such surrender the amount contemplated by the first sentence of Section 3.1(c).

(d) If a holder delivers to the Paying Agent a Series X Acknowledgement, together with such letter of transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, at least two (2) Business Days prior to the Closing Date, and such holder is the record holder of Series X Preferred Stock as of the Closing Date, then such holder shall be paid on the Closing Date in exchange therefor cash in an amount equal to the number of shares of Series X Preferred Stock owned by such holder multiplied by the portion of the Aggregate Stockholder Consideration per Share attributable to such shares (subject to any applicable withholding tax as specified in Section 3.1(g). If a holder delivers to the Paying Agent a Series X Acknowledgement, together with such letter of transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, any time after two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Closing Date, then such holder shall be paid as soon as reasonably practicable in accordance with the immediately preceding sentence. If payment is to be made to a Person other than the Person in whose name certain shares of Series X Preferred Stock are registered, it shall be a condition of payment that all documents required to evidence and effect the transfer of such shares shall be delivered to the Paying Agent and that the Person requesting such payment pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until a Series X Acknowledgement with respect to a share of Series X Preferred Stock is delivered as contemplated by this Section 3.1(d), such share of Series X Preferred Stock (other than shares of Series X Preferred Stock representing shares of Company Stock to be canceled in accordance with Section 2.6(b) and Dissenting Shares) shall at any time after the Effective Time represent solely the right to receive, upon delivery of a Series X Acknowledgement, the amount contemplated by the first sentence of this Section 3.1(c).

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Stockholder Consideration At Closing attributable to each share formerly represented thereby.

(f) To the extent permitted by applicable law, none of Parent, MergerCo, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Aggregate Stockholder Consideration At Closing from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered, or a Series X Acknowledgement shall not have been delivered with respect to any shares of Series X Preferred Stock, prior to twelve (12) months after the Effective Time, any such shares, cash, dividends or distributions in respect of such Certificate or such Series X Preferred Stock shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the portion of the Aggregate Stockholder Consideration At Closing attributable to any share of Company Stock, or amounts otherwise payable pursuant to this Agreement to any holder of shares, such amounts as are required to be withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of United States federal, state or local tax laws. To the extent that amounts are so withheld, such withheld amounts shall be (i) remitted by the Paying Agent, the Surviving Corporation and Parent,

as the case may be, to the applicable Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the holder of the shares in respect of which such deduction and withholding was made.

(h) The right to receive the Value Per Applicable Share paid upon the surrender of a Certificate, or upon delivery of a Series X Acknowledgement with respect to any Series X Preferred Stock shares, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares formerly represented by such Certificate or such Series X Preferred Stock. At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, or documentation is presented to the Surviving Corporation for the transfer of Series X Preferred Stock, such Certificates shall be canceled and exchanged for, and such Series X Preferred Stock shall be cancelled in exchange for, the Value Per Applicable Share as provided in this Article III, subject to applicable law in the case of Dissenting Shares.

(i) Parent shall cause the Paying Agent to invest any cash included in the Payment Fund as directed by Parent in direct obligations of the U.S. Treasury, on a daily basis. Any interest and other income resulting from such investments shall be the property of and will be promptly paid to Parent. If for any reason (including losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(j) Promptly following the date that is twelve (12) months after the Effective Time, Parent shall cause the Paying Agent to deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the Merger, and the Paying Agent’s duties shall terminate. Any former Stockholders who have not complied with Section 3.1 prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of their claim for right to receive the Value Per Applicable Share. If any Certificates shall not have been surrendered, or Series X Acknowledgement shall not have been delivered with respect to any shares of Series X Preferred Stock, immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law unclaimed funds payable with respect to such Certificates or such Series X Preferred Stock shall, to the extent permitted by applicable law, become the property of Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.2. Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding immediately prior to the

Effective Time and that are held by Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”) (i) have not voted or consented to adopt and approve this Agreement and (ii) shall have demanded properly in writing appraisal for such shares, and not effectively withdrawn, lost or failed to perfect their rights to appraisal (collectively, the “Dissenting Shares”), will not be converted as described in Section 2.6, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the Value Per Applicable Share in the manner provided in Section 2.6. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Stock and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

(b) Each dissenting Stockholder who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Stock shall be canceled.

Section 3.3. Payments at Closing for Indebtedness For Borrowed Money. As of the Closing Date, Parent and MergerCo shall assume any outstanding Indebtedness for Borrowed Money or provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to repay any outstanding Indebtedness For Borrowed Money. Parent and MergerCo will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgage, pledge, lien, conditional sale agreement, security title, encumbrance or other charge (collectively, “Encumbrances”) securing such Indebtedness For Borrowed Money.

Section 3.4. Payments at Closing for Expenses. As of the Closing Date, Parent and MergerCo shall provide sufficient funds to the Company to enable the Company to pay any outstanding legal, financial advisory, investment banking, accounting and other fees and expenses incurred by the Company in connection with the negotiation, preparation and execution of this Agreement and the performance or consummation of the Merger (the “Company Transaction Expenses”) that have not been paid on or prior to the Closing Date.

Section 3.5. Payments at Closing of Management Incentive Amounts. As of the Closing Date, Parent and MergerCo shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to pay any outstanding Management Incentive Amounts and will cooperate in arranging for such payment and shall take such reasonable actions as may be necessary to facilitate such payment.

Section 3.6. Operating Capital Adjustment

(a) Preparation of Estimated Closing Balance Sheet; Estimated Operating Capital.

(i) The Company shall prepare in good faith and, at least two (2) business days prior to the Closing Date, deliver to Parent (A) an estimated balance sheet of the Company as of the close of business on the Closing Date, reflecting thereon the Company’s best estimate of all balance sheet items of the Company (the “Estimated Closing Balance Sheet”) and (B) the Operating Capital of the Company as of the close of business on the Closing Date based on the Estimated Closing Balance Sheet (“Estimated Operating Capital”). The Estimated Closing Balance Sheet, shall be prepared in accordance with GAAP, consistently applied (except no footnotes shall be required), and using the same GAAP accounting principles, practices, methodologies and policies, that were used to prepare the Base Balance Sheet.

(ii) The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, up (if the Estimated Operating Capital Adjustment Amount is positive) or down (if the Estimated Operating Capital Adjustment Amount is negative) as appropriate, to the extent that the Estimated Operating Capital is greater than or less than the Operating Capital target of $159,651.00. The difference between the Estimated Operating Capital and such Operating Capital target, whether a positive or a negative number, is referred to as the “Estimated Operating Capital Adjustment Amount.”

(iii) As used in this Section 3.6, “Operating Capital” has the meaning set forth on Exhibit E.

(b) Preparation of Final Closing Balance Sheet.

(i) As promptly as practicable, but no later than seventy-five (75) days after the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative, (A) a balance sheet of the Company as of the close of business on the Closing Date, reflecting thereon Parent’s best estimate of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the Closing Date (the

“Closing Balance Sheet”) and (B) the Operating Capital of the Company based on the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP and using the same GAAP accounting principles, practices, methodologies and policies that were used to prepare the Estimated Closing Balance Sheet.

(ii) Unless the Stockholders’ Representative delivers the Dispute Notice within forty-five (45) days after receipt of the Closing Balance Sheet or if the Stockholders’ Representative notifies Parent that the Closing Balance Sheet is acceptable, such Closing Balance Sheet shall be deemed the “Final Closing Balance Sheet,” shall be binding upon the Stockholders and Parent and shall not be subject to dispute or review. If the Stockholders’ Representative disagrees with the Closing Balance Sheet, the Stockholders’ Representative may, within forty-five (45) days after receipt thereof, notify Parent in writing (the “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Stockholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 3.6(b). Parent and the Stockholders’ Representative shall first use commercially reasonable efforts to resolve such dispute between themselves and, if Parent and the Stockholders’ Representative are able to resolve such dispute, the Closing Balance Sheet shall be revised to the extent necessary to reflect such resolution, shall be deemed the “Final Closing Balance Sheet” and shall be conclusive and binding upon the Stockholders and Parent and shall not be subject to dispute or review. If Parent and the Stockholders’ Representative are unable to resolve the dispute within fifteen (15) days after receipt by Parent of the Dispute Notice, Parent and the Stockholders’ Representative shall submit the dispute to a mutually acceptable independent accounting firm (the “Accountants”). The Accountants shall act as experts and not arbiters and shall determine only those items in dispute on the Closing Balance Sheet. Promptly, but no later than thirty (30) days after engagement, the Accountants shall deliver a written report to Parent and the Stockholders’ Representative as to the resolution of the disputed items, the resulting Closing Balance Sheet and the resulting calculation of Operating Capital as of the Closing Date. The Closing Balance Sheet as determined by the Accountants shall be deemed the “Final Closing Balance Sheet,” shall be conclusive and binding upon the Stockholders and Parent and shall not be subject to dispute or review. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 3.6(b) shall be paid by (A) the Stockholders (from the Escrow Amount), if Parent’s calculation of the portion of the Closing Operating Capital in dispute is closer to the Accountants’ determination than the Stockholders’ Representative’s calculation thereof, or (B) by Parent, if the reverse is true and (C) except as provided in clauses (A) or (B) above, equally by the Stockholders (from the Escrow Amount) and Parent. Parent and the Stockholders’ Representative agree that they will, and agree to cause their respective independent accountants and the Company to cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the audits and reviews referred to in this Section 3.6(b), including without limitation, the making available to the extent necessary of books, records, work papers and personnel.

(iii) The Merger Consideration shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Operating Capital set forth on the Final Closing Balance Sheet (the “Closing Operating Capital”) is greater than or less than the Estimated Operating Capital, as applicable. Within three (3) business days following determination of the Closing Operating Capital in accordance with Section 3.6(b)(ii), (A) if the Closing Operating Capital is less than the Estimated Operating Capital, Parent and the Stockholders’ Representative shall jointly direct the Escrow Agent to pay to Parent from the Escrow Amount an amount equal to the difference between such amounts and to deliver the balance amount, if any, to the Paying Agent, and Parent shall cause the Paying Agent to distribute such balance amount to the Stockholders in accordance with the Escrow Allocation Schedule and (B) if the Closing Operating Capital is greater than the Estimated Operating Capital, Parent shall deliver or cause to be delivered to the Paying Agent the difference between such amounts, and Parent shall cause the Paying Agent to distribute such amount to the Stockholders in accordance with the Escrow Allocation Schedule. To the extent any Stockholder has already received payment for its shares of Company Stock, the Paying Agent shall promptly distribute to such Stockholder his, her or its allocation of the Final Operating Capital Adjustment Amount due. If a Stockholder has not received payment for its shares of Company Stock, the amount to be paid to such Stockholder in accordance with Section 3.1 shall be appropriately increased pursuant to this Section 3.6(b)(iii). Any payment pursuant to clause (A) or (B) shall be in United States dollars and by wire transfer of immediately available funds. The difference between the Closing Operating Capital and the Estimated Operating Capital, whether a positive or a negative number, is referred to as the “Final Operating Capital Adjustment Amount.”

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the schedules to this Agreement (the “Schedules”) (which Schedules shall delineate the section or subsection in this Article IV which they qualify but shall also qualify other sections or subsections in this Article IV to the extent, and only to the extent, it is reasonably apparent from reading such disclosure that such disclosure is applicable to such other sections or subsections), the Company hereby makes to Parent and MergerCo the representations and warranties contained in this Article IV.

Section 4.1. Existence; Good Standing; Authority.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. The Company has all requisite corporate power and authority to own, operate, lease its properties and carry on its business as currently conducted. The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction listed on Schedule 4.1. The copies of the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and by-laws (the “By-laws”), each as amended to date and made available to Parent’s and MergerCo’s counsel, are complete and correct, and no amendments thereto are pending. The Company is not in violation of any of the provisions of the Certificate of Incorporation or By-laws.

(b) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of Parent and MergerCo, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.2. Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 8,364,861 shares of Series A Preferred Stock, all of which are issued and outstanding; (ii) 58,099,748 shares of Series B Preferred Stock, all of which are issued and outstanding; (iii) 22,761,876 shares of Series C Preferred Stock, of which 18,582,821 are issued and outstanding; (iv) 907,320 shares of Series X Preferred Stock of which 485,165 shares are issued and outstanding; and (vi) 120,000,000 shares of Common Stock, par value $0.01 per share, of which 7,804,100 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable. There are no other issued and outstanding shares of capital stock of the Company. Except as set forth on Schedule 4.2, there are no outstanding subscriptions, options, warrants, commitments, calls, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Company. Except as set forth on Schedule 4.2, there are no agreements to which the Company is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares. Except as set forth on Schedule 4.2, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock, other equity interests or any other securities of the Company.

Section 4.3. Subsidiaries. The Company has no Subsidiaries. The Company does not own, directly or indirectly, any capital stock, equity or other ownership interest in any other Person.

Section 4.4. No Conflict; Consents.

(a) Subject to the adoption of this Agreement and approval of the Merger by the Stockholders by and through the execution and delivery of the Company Stockholders Written Consent, the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which the Company is a party or by which the Company or any of its assets are bound, (ii) conflict with, or result in, any violation of any provision of the Certificate of Incorporation or By-laws; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to the Company, except in the case of clauses (i) and (iii) of this Section 4.4(a) for any such conflicts, defaults, violations, terminations and any waivers if not obtained that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Schedule 4.4(b), no notice to, declaration or filing with, or consent or approval of any federal, state, local or foreign government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body (a “Governmental Authority”) or other third party is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, except for: (i) the filing of a pre-merger notification and report form by the Company under the HSR Act, and the expiration or termination of the applicable waiting period thereunder; and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company duly licensed or qualified to do business.

Section 4.5. Financial Statements. The Company has delivered to Parent and MergerCo true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 4.5 (collectively, the “Financial Statements”):

(i) Audited balance sheets of the Company as of December 31, 2004 and December 31, 2005, and consolidated statements of income and retained earnings and consolidated statements of cash flows for each of the years then ended (collectively, the “Audited Financial Statements”);

(ii) An unaudited balance sheet of the Company as of June 30, 2006 (the “Base Balance Sheet”); and

(iii) An unaudited statement of income of the Company for the period ended June 30, 2006.

Subject to the absence of footnotes and year-end audit adjustments with respect to any unaudited Financial Statements, the Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly in all material respects the consolidated financial condition of the Company and consolidated results of the Company’s operations at and for the periods presented.

Section 4.6. Absence of Certain Changes. Except as set forth on Schedule 4.6, since the date of the Base Balance Sheet, (a) the Company has operated only in the ordinary course of business consistent with past practices and (b) there has been no change in the condition, assets or business of the Company, except such changes that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7. Litigation. Except as set forth on Schedule 4.7, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending to which the Company is a party or affecting any of the Company’s assets or properties, including any Intellectual Property used by the Company, nor to the Company’s knowledge, threatened in writing by or against the Company or any of the Company’s assets or properties, including any Intellectual Property used by the Company. Neither the Company nor any of its assets or properties, including any Intellectual Property used by the Company, is subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8. Taxes. Except as set forth on Schedule 4.8:

(a) The Company has timely filed all Tax Returns required to be filed by it and they are materially correct and complete in all aspects. The Company has paid or caused to be paid all Taxes due and payable (whether or not shown on such Tax Returns);

(b) The Base Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the date of this Agreement in accordance with GAAP, except for liabilities for Taxes incurred since June 30, 2006 in the ordinary course of business of the Company. The Company will establish, prior to the Closing Date, in the ordinary course of business and consistent with past practices, reserves adequate for the payment of all Taxes for the period from the date of the Base Balance Sheet through the Effective Time;

(c) Neither the IRS nor any other Governmental Authority is asserting by written notice to the Company or, threatening in writing to assert against the Company, any deficiency or claim for any material amount of additional Taxes;

(d) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of the Company, and the Company has not received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings;

(e) The Company has not been a member of an affiliate group, as defined under Section 1504(a) of the Code or any similar provision of state or local law (other than the group the common parent of which was the Company);

(f) There are no liens or other encumbrances for material Taxes upon any of the assets of the Company, except liens for current Taxes not yet due and payable and liens for which adequate reserves for payment have been established on the Base Balance Sheet, except for liabilities for taxes incurred since June 30, 2006 in the ordinary course of business of the Company;

(g) No extension of time or waiver of the statute of limitations period applicable to the Company’s Taxes has been granted or agreed by any Person, and no such extension or waiver has been requested in writing from the Company with respect to a Tax assessment or deficiency; and

(h) The Company is not a party to any agreement, contract, arrangement or plan that provides for any payment to compensate any Person for excise tax payable under Section 4999 of the Code.

Section 4.9. Employee Benefit Plans.

(a) Schedule 4.9(a) sets forth a list of (i) every material employee benefit plan, within the meaning of Section 3(3) of ERISA, (ii) every other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) every other material employee benefit plan, contract, program, fund, or arrangement currently effective (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and every trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or independent contractors of the Company or any ERISA Affiliate that are sponsored or maintained by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has made or is required to make payments, transfers, or contributions (all of the above being hereinafter individually or collectively referred to as a “Benefit Plan” or “Benefit Plans,” respectively). The Company has no liability with respect to any plan, arrangement or practice of the type described in the preceding sentence other than the Benefit Plans.

(b) Each Benefit Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable laws, including the Code and ERISA. To the Company’s knowledge, there have been no prohibited transactions or breaches of any the duties imposed on

“fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans that could result in any liability or excise tax under ERISA or the Code being imposed on the Company.

(c) Each Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(d) Neither the Company nor any ERISA Affiliate currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or “multiemployer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e) With respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each ERISA Affiliate has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(f) All contributions, transfers and payments in respect of any Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

(g) No litigation, assessment, complaint, proceeding or investigation of any kind in any court or government agency (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened, in each case against the Benefit Plans.

(h) With respect to each Benefit Plan, the Company has made available to Parent and MergerCo (if applicable to such Benefit Plan): (i) all documents embodying or governing such Benefit Plan (or in the case of an unwritten Benefit Plan, a written description thereof) and any funding medium for the Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Benefit Plan under Code Section 401(a); (iii) the most recently filed IRS Forms 5500 for such Benefit Plan; (iv) the most recent summary plan description for such Benefit Plan (or other descriptions of such Benefit Plan provided to employees if a summary plan description is not available); (v) any insurance policy related to such Benefit Plan; and (vi) any other documents, forms or instruments relating to such Benefit Plan reasonably requested by Parent.

(i) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

(j) With respect to any insurance policy providing funding for benefits under any Benefit Plan, (i) there is no liability of the Company in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) to the Company’s knowledge, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of the Company, no such proceedings with respect to any such insurer are imminent.

(k) No Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law or (ii) death or retirement benefits under any Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(l) Except as disclosed in Schedule 4.9(l), the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Benefit Plan that will result in a payment (whether of severance pay or otherwise) becoming due from the Company to any current or former officer, employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company.

(m) Except as disclosed in Schedule 4.9(m), no amount required to be paid or payable to or with respect to any employee or other service provider of the Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be a non-deductible “excess parachute payment” within the meaning of Section 280G of the Code.

(n) The Company has not agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.

(o) The Company has reserved all rights necessary to amend or terminate each of the Benefit Plans without the consent of any other Person.

(p) No Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or the dependents or other beneficiaries of any such current or former employee.

(q) No Benefit Plan is maintained outside the United States.

(r) The exercise price per share under each Common Option and each option to purchase Series C Preferred Stock is not less than the fair market value of the underlying share of stock on the date the option was granted.

Section 4.10. Real and Personal Property.

(a) The Company does not own any real property.

(b) Schedule 4.10(b) sets forth a list of all real property leased by the Company (the “Leased Real Property”). True and complete copies of all leases relating to Leased Real Property identified on Schedule 4.10(b) (the “Leases”) have been made available to Parent and MergerCo. With respect to each Lease listed on Schedule 4.10(b):

(i) the Company has a valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company pursuant to each pertinent Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(ii) each of said Leases has been duly authorized and executed by the Company and is in full force and effect;

(iii) to the Company’s knowledge, the Company is not in default under any of said Leases, nor, to the Company’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company; and

(iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease.

(c) To the Company’s knowledge, except as set forth on Schedule 4.10(c) or as specifically disclosed in the Base Balance Sheet or the footnotes to the audited Financial Statements, and except with respect to leased personal property, the Company has good title to all of their tangible personal property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Encumbrances, except for (i) assets which have been disposed of since the date of the Base Balance Sheet in the ordinary course of business, (ii) Encumbrances reflected in the Base Balance Sheet, other than those incurred since June 30, 2006 in the ordinary course of business of the Company, (iii) Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty, and (iv) Encumbrances set forth on Schedule 4.10(c).

Section 4.11. Labor and Employment Matters.

(a) To the Company’s knowledge, except as set forth on Schedule 4.11(a), the Company is, as of the date hereof, in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment and wages and hours.

(b) The Company is not party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. The Company has not received and, to the Company’s knowledge, there is not pending any charge, demand, petition or representation proceeding seeking to compel, require or demand it to recognize or bargain with any labor union or labor organization. There is not pending or, to the Company’s knowledge, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company.

(c) There has been no “mass layoff” or “plant closing” within the meaning of WARN, and any similar state or local “mass layoff” or “plant closing” law with respect to the Company within the six (6) months prior to Closing.

Section 4.12. Contracts and Commitments. Except as set forth in Schedule 4.12, the Company is not party to:

(a) any partnership agreement or joint venture agreement which requires a payment, or delivery of assets or services, in excess of $250,000 per year;

(b) any other agreement which creates a future payment obligation to the Company in excess of $250,000 in any calendar year;

(c) any employment, severance, retention, consulting or similar agreement with any director, officer or employee, consultant or independent contractor requiring an annual payment of cash compensation in excess of $150,000;

(d) any agreement with another Person materially limiting or restricting the ability of the Company to enter into or engage in any market or line of business;

(e) any agreement with any current officer, director or Affiliate of the Company;

(f) any agreement for the sale of any of the assets of the Company other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets;

(g) any material agreement relating to the incurrence, assumption, surety or guarantee of any indebtedness (excluding any agreement to guarantee lease payments);

(h) any material agreement under which the Company has made advances or loans to any other Person;

(i) any other material agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company in excess of $500,000, other than agreements entered into in the ordinary course of business;

(j) any customer agreement or indemnity that includes a “most favored pricing” or similar clause restricting or otherwise impacting the right of the Company to sell its products or services in any manner; and

(k) any agreement with any customer of the Company under which the liability of the Company (other than for fraud, intentional misconduct, bodily harm, property damage or similar actions) is not limited to the amount paid to the Company under such agreement or to a specific dollar amount (not exceeding two times the amount paid under the applicable agreement).

Each of the contracts set forth on Schedule 4.12 (the “Material Contracts”) is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and by equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company has made available or delivered to Parent true and complete copies of all written Material Contracts.

Section 4.13. Intellectual Property.

(a) Schedule 4.13(a) sets forth a complete and accurate list of all patents, registered and unregistered trademarks, registered copyrights, domain names and applications for any of the foregoing, in each case owned by the Company. The Company’s Intellectual Property will be fully transferable and alienable by the Surviving Corporation without restriction and without payment of any kind to any Person. Each item of the Company’s registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with the Intellectual Property set forth on Schedule 4.13(a) have been paid and all necessary documents and articles in connection with such Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property.

(b) The operation of the Company’s business as now conducted does not infringe any Intellectual Property rights of any Person. There are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which the Company is a party, or by which its assets are bound, which involve indemnification by the Company with respect to infringements or other violations of any Intellectual Property rights other than those contained in license and distribution agreements entered into in the ordinary course of business by the Company, or as otherwise set forth on Schedule 4.13(b).

(c) There is, and has been, no pending, decided or settled opposition, interference, reexamination, cancellation, injunction, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, decree, or any other dispute, disagreement, or claim related to the Intellectual Property used or owned by any Person against the Company, or challenging the ownership, use, validity or enforceability of any Intellectual Property used by the Company (a “Dispute”), nor, to the knowledge of the Company, has any Dispute been threatened challenging the legality, validity, enforceability or ownership of any of the Intellectual Property owned or used by the Company. To the knowledge of the Company, no circumstances or grounds exist that would give rise to a Dispute.

(d) To the Company’s knowledge, there is no unauthorized use, infringement or misappropriation of any of the Intellectual Property owned by the Company by any Person, including any employee, former employee, independent contractor or consultant of the Company. The Company has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of the proprietary Intellectual Property owned or used by the Company. All officers, directors, employees and consultants of the Company developing any Intellectual Property owned or used by the Company have executed and delivered an agreement regarding the protection of the proprietary information of the Company, and a license or assignment to the Company of all Intellectual Property arising from the services performed by such Persons to the extent not already provided for under applicable law. The Company has not received any written notice that any current or prior officer, employee, or consultant of the Company claims or has a right to claim an ownership interest in any Intellectual Property as a result of having been involved in the development or licensing of any such Intellectual Property while employed by or consulting to the Company.

(e) Schedule 4.13(e) sets forth a complete and accurate list of all licenses, sublicenses and other agreements to which the Company is a party (i) granting any other Person the right to use any Intellectual Property, or (ii) pursuant to which Company is authorized to use any third party Intellectual Property, which are incorporated in, are, or form a part of any product manufactured, distributed, or sold by the Company or which are otherwise used by the Company in the business of the Company as currently conducted, other than commercial off-the-shelf software. The Company has not transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights in or to joint ownership of, any Intellectual Property owned by the Company to any other Person.

(f) The Intellectual Property set forth on Schedule 4.13(a), together with any unregistered copyrights, trade secrets and know how used by the Company and the Intellectual Property rights granted to the Company pursuant to the licenses, sublicenses and agreements set forth on Schedule 4.13(e), constitutes the material

Intellectual Property used by the Company in the business of the Company as currently conducted.

(g) Except as set forth in Schedule 4.13(g), the products sold, distributed or licensed by the Company and the Intellectual Property owned or used by the Company do not contain any software code that (i) contains, or is derived in any manner (in whole or part) from, any software that is distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s not Unix General Public License (GPL) or Lesser/Library GPL (LGPL); or (ii) is licensed under any terms or conditions that impose any requirement that any software using, linked with, incorporating, distributed with, based on, derived from or accessing the software code: (A) be made available or distributed in source code form; (B) be licensed for the purpose of making derivative works; (C) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (D) be redistributable at no charge (any of the foregoing referred to as “Open Source Materials”). Schedule 4.13(g) lists all Open Source Materials used by the Company in any way, and describes the manner in which such Open Source Materials were and/or are used.

(h) Neither the Company’s products nor the Intellectual Property owned or used by the Company contain any software code that (i) requires the disclosure or distribution of all or a portion of the source code for any of the Company’s products or any third party code with which the Company’s products have been combined by the Company (“Third Party Combined Products”), (ii) creates, or purports to create, obligations on licensors of Third Party Combined Products, or (iii) with respect to the GPL or similar licenses, causes, or can be interpreted or asserted as causing, the Company’s products, any Third Party Combined Products, or any modifications to the Company’s products or any Third Party Combined Products to become subject to the GPL as a result of being combined with the software that is subject to the GPL. Except as set forth in Schedule 4.13(h), none of the Company’s products nor any of the Intellectual Property owned or used by the Company is subject to the terms of license of any such Open Source Materials.

(i) Except as set forth on Schedule 4.13(i), none of the Company’s products contains any computer code: (i) designed to intentionally harm in any manner the operation of such computer code, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as “viruses” or “worms”); (ii) that would intentionally disable such software or impair in any way its operation based on the elapsing of a period of time or advancement of a particular date (sometimes referred to as “time bombs,” “time locks,” or “drop dead” devices); or (iii) that would permit the Company or any third party to access such software to intentionally cause any harmful, malicious procedures, routines or mechanisms which would cause the software to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications. Notwithstanding the foregoing, there are no errors in any of the Company’s products or in any technical documentation, specifications, manuals, user guides, promotional material, internal notes and memos, drawings, flow charts, diagrams, source language statements, demo disks, benchmark test results, and other written materials related to, associated with or used or produced in the development of such products, which defects or errors would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Except as set forth in Schedule 4.13(j), neither the Company nor any other party acting on its behalf has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any other party acting on its behalf to any third party of any Company Source Code. Schedule 4.13(j) identifies each Contract under which the Company has deposited, or is or may be required to deposit, with an escrow agent or other third party, any Company Source Code, and describes whether the execution of this Agreement or the consummation of any of the transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release of any Company Source Code from escrow. “Company Source Code” means, collectively, any human readable software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or embedded in or combined with, in any manner, any software source code, in each case that is included among the Intellectual Property owned or used by the Company.

(k) Except for the warranties and indemnities contained in those Contracts set forth in Schedule 4.12 and warranties implied by law, the Company has given no warranties or indemnities relating to products or technology sold or services rendered by the Company. Schedule 4.13(k) lists all warranty claims (including any pending claims) made by any Person related to the Company’s Products and the nature of such claims.

(l) Except as set forth in Schedule 4.13(l), there are no agreements requiring the Company to pay royalties, fees, honoraria or make other payments to any Person by reason of the ownership, development, use, license, sale or disposition of the Intellectual Property owned or used by the Company, including any of the Company’s products, other than salaries, sales commissions and other forms of compensation paid to employees and sales agents in the ordinary course of business.

(m) The Company has been and is in material compliance with the Export Administration Act of 1979, as amended, and all regulations promulgated thereunder.

(n) Except as set forth in Schedule 4.13(n), no third party product or software is required or recommended by the Company for use of the Company’s products or software.

(o) The representations and warranties set forth in this Section 4.13 and Sections 4.4(a), 4.6, 4.7 and 4.12 shall constitute the only representations and warranties by the Company with respect to Intellectual Property.

Section 4.14. Environmental Matters. Except as set forth on Schedule 4.14:

(a) the Company is in material compliance with all Environmental Laws applicable to their operations and use of the Leased Real Property;

(b) the Company has not generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company at or on the Leased Real Property that requires reporting, investigation or remediation by the Company pursuant to any Environmental Law;

(c) the Company has not (i) received notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened with any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise have knowledge of any unsatisfied liability under any Environmental Law in excess of $250,000; and

(d) to the Company’s knowledge, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company pursuant to any Environmental Law.

Section 4.15. No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of such entity or Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, except that the Company has retained and will owe fees to William Blair & Company, LLC as its financial advisor in connection with the Merger.

Section 4.16. Compliance with Laws. Except as set forth on Schedule 4.14, the Company has complied in all material respects with, is not in material violation of, and has not received any notices of material violation with respect to any law, statute, ordinance, regulation, rule, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound. Notwithstanding the foregoing, the representations and warranties in this Section 4.16 do not apply to matters covered by Section 4.13 (“Intellectual Property”), which matters are covered exclusively in such Section and the Sections referenced therein.

Section 4.17. Licenses and Permits. Schedule 4.17 sets forth a true, complete and correct list of all material licenses, permits, approvals, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company and are currently in effect (the “Company Licenses”). Each Company License is valid and in full force and effect, except to the extent the failure of any such Company License to be valid and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no investigation or proceeding pending or, to the knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License. Except as set forth in Schedule 4.17, none of the Company Licenses shall be affected in any material respect by the consummation of the transactions contemplated hereby.

Section 4.18. Records.

(a) Except as set forth on Schedule 4.18(a), (i) the minutes and other similar records of meetings or consent actions of the Stockholders and the Company Board (and committees thereof) provided or made available by the Company to Parent contain all records of meetings and consent actions taken in lieu thereof by such Stockholders and the Company Board (and committees of the board of directors), and show all material corporate actions taken by such Stockholders and such directors, and any committees thereof, for the Company and (ii) the share transfer records of the Company provided to Parent reflect all issuances, transfers of record and redemptions of the capital stock of the Company.

(b) The books, records and accounts of the Company are stated in reasonable detail and are accurate and complete in all material respects and have been maintained in accordance with good business practices on a basis consistent with prior years.

Section 4.19. Affiliated Transactions. Except as set forth on Schedule 4.19, to the Company’s knowledge, no Stockholder, officer, director, employee or Affiliate of the Company or any entity in which any such Person or individual owns any beneficial equity interest (other than beneficial ownership of less than 5% of the outstanding equity interest in a publicly held entity) has been involved in any business arrangement or relationship with the Company or is a party to any agreement, contract or arrangement with the Company or which pertains to the business of the Company or owns or has any interest in any asset, tangible or intangible, used by the Company.

Section 4.20. Voting Requirements. The affirmative vote or consent in writing of (a) the holders of a majority of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class, and (b) the holders of a majority of the outstanding shares of the Company’s capital stock, voting as a single class, (the “Requisite Stockholder Approval”), to approve this Agreement, the Merger and the other transactions contemplated by this Agreement, is the only vote or written consent of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement, the Merger, and the other transactions contemplated by this Agreement. By and through the execution and delivery to the Company of the Company Stockholders Written Consent in accordance with the applicable provisions of the Certificate of Incorporation, the By-laws and the DGCL, Stockholders representing at least the Requisite Stockholder Approval will adopt this Agreement and approve the Merger on the date hereof.

Section 4.21. Insurance. Schedule 4.21 is a true, correct and complete listing of all policies of insurance and bonds issued at the request or for the benefit of the Company. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company is in compliance with the terms of such policies and bonds. The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

Section 4.22. Customers. Schedule 4.22 sets forth the Company’s top ten (10) customers (the “Material Customers”) for the twelve (12) months ended June 30, 2006. Other than as result of the parties’ performance of this Agreement or the pendency or announcement of the transactions contemplated by this Agreement, no Material Customer has canceled or otherwise terminated its relationship with the Company, or has materially decreased its usage of the Company’s products or services, and the Company has not received notice in writing from any Material Customer that it intends to cancel or otherwise terminate its relationship with the Company or the Surviving Corporation or to decrease materially its usage of the Company’s or the Surviving Corporation’s products or services.

Section 4.23. Information Systems. Except as set forth on Schedule 4.23, during the preceding three (3) years, there have been no security incidents or material downtimes in respect of the Company’s information systems caused by internal or external factors, such as viruses, denial of service attacks or unauthorized entries.

Section 4.24. Disclaimer of Other Representations and Warranties; Knowledge.

(a) The Company has not made any representations or warranties, express or implied, of any nature whatsoever relating to the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby.

(b) Without limiting the generality of the foregoing, other than those representations and warranties expressly set forth in this Article IV, the Company has not made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company made available to Parent and MergerCo, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or MergerCo in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company, and are not and shall not be deemed to be relied upon by Parent or MergerCo in executing, delivering and performing this Agreement and the transactions contemplated hereby.

(c) Whenever a representation or warranty made by the Company herein refers to the knowledge of the Company, such knowledge shall be deemed to consist only of the actual knowledge after reasonable inquiry within the scope of their respective business responsibilities on the date hereof and on the Closing Date, as applicable, of Ralph Dangelmaier, William Sobo, Faouzi Kassab and Darby French.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Parent and MergerCo hereby jointly and severally make to the Company the representations and warranties contained in this Article V.

Section 5.1. Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 5.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and MergerCo has all requisite corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery of this Agreement and the performance by Parent and MergerCo of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the board of directors of MergerCo, and other than the consent of the sole stockholder of MergerCo, no other action on the part of Parent or MergerCo is necessary to authorize the execution and delivery by Parent or MergerCo of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and MergerCo, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.3. No Conflict; Consents.

(a) The consummation by Parent and MergerCo of the transactions in accordance with the terms of this Agreement do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or Merger is a party or by which Parent or MergerCo or any of their respective assets are bound, (ii) conflict with, or result in, any violation of any provision of the charter, by-laws or other organizational document of Parent or MergerCo; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to Parent or MergerCo, except in the case of clauses (i) and (iii) of this Section 5.3(a) for any such conflicts, defaults, violations, terminations and any waivers if not obtained that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party is required by or with respect to Parent or MergerCo in connection with the execution and delivery by Parent and MergerCo of this Agreement, and the consummation by Parent and MergerCo of the transactions in accordance with the terms hereof, except for: (i) the filing of a pre-merger notification and report form by Parent and/or MergerCo under HSR Act, and the expiration or termination of the applicable waiting period thereunder; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent or MergerCo is duly licensed or qualified to do business; and (iii) such other consents, approvals, notices, or declarations or filings, which if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4. Required Financing. Parent has delivered to the Company complete and correct copies of the fully executed commitment letter from Wachovia (such commitment letter providing for a secured or unsecured revolving credit facility in the amount of $150,000,000) (the “Commitment Letter”). As of the date of this Agreement, the Commitment Letter has not been amended or modified. Wachovia’s commitments contained in such letter have not been withdrawn or rescinded in any respect. There are no conditions precedent related to the funding of the full amount set forth in the Commitment Letter other than as set forth therein. Parent has complied with all terms and conditions applicable to Parent set forth in the Commitment Letter to the extent such terms and conditions are required to be performed on or prior to the date hereof. As of the date of this Agreement, there are no facts that would reasonably be expected to, individually or in the aggregate, materially impair, materially delay or prevent the consummation of the full amount of the financing pursuant to the Commitment Letter. Parent and MergerCo will have available at Closing sufficient funds on hand to consummate the Merger, including, without limitation, to (a) pay the Aggregate Stockholder Consideration At Closing pursuant to Section 2.6, (b) pay the Escrow Amount and the Stockholders’ Representative Amount, (c) pay or assume all outstanding Indebtedness For Borrowed Money, (d) pay all outstanding Management Incentive Amounts, (e) pay all outstanding fees and expenses in connection with the Merger or the financing thereof including, without limitation, the Company Transaction Expenses and (f) provide for the working capital needs of the Surviving Corporation following the Merger.

Section 5.5. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Merger based upon arrangements made by or on behalf of Parent, MergerCo or either of their Affiliates, except that the Parent has retained and will owe fees to Stephens, Inc. as its financial advisor in connection with the Merger.

Section 5.6. Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the actual knowledge of the senior management of Parent, threatened in writing, against Parent or MergerCo and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably expected, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or MergerCo of any of their material obligations under this Agreement.

Section 5.7. Formation and Ownership of MergerCo; No Prior Activities.

(a) MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of MergerCo is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.

(b) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, including the incurrence of indebtedness by MergerCo in connection with the transaction contemplated hereby, MergerCo has not incurred, directly or indirectly, through any of its Subsidiaries or Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.8. Inspection; No Other Representations. Each of Parent and MergerCo is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company as contemplated hereunder. Each of Parent and MergerCo has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Parent and MergerCo have received all materials relating to the business of the Company that they have requested and have been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any such information or of any representation or warranty made by the Company hereunder or to otherwise evaluate the merits of the transactions contemplated hereby. Each of Parent and MergerCo acknowledges that the Company has given such Person complete and open access to the key employees, documents and facilities of the Company. The Company and its representatives have answered to Parent’s and MergerCo’s satisfaction all inquiries that Parent, MergerCo or their representatives have made concerning the business of the Company or otherwise relating to the transactions contemplated hereby.

ARTICLE VI - CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1. Conduct of Business Prior to Closing. Except as expressly provided or permitted herein, set forth in Schedule 6.1 or as consented to in writing by Parent, during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall use commercially reasonable efforts to (a) act and carry on its business in the ordinary course of business consistent with past practice, (b) maintain and preserve its business organization, assets and properties, and (c) continue to perform in all material respects under existing material contracts in effect on the date hereof (for the respective terms provided in such contracts). Without limiting the generality of the foregoing, except as expressly provided or permitted herein or as set forth in Schedule 6.1, during the Pre-Closing Period, the Company shall not, directly or indirectly, other than in the ordinary course of business, do any of the following without the prior written consent of Parent:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Common Stock (A) from holders of Common Options (the “Common Optionholders”) in full or partial payment of the exercise price payable by any such Common Optionholder upon exercise of Common Options to the extent required or permitted under the terms of such Common Options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company;

(b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) (other than the issuance of shares of Common Stock upon the exercise of Common Options, or the issuance of Series C Preferred Stock upon the exercise of options to purchase shares of Series C Preferred Stock, outstanding on the date of this Agreement in accordance with their present terms);

(c) make any change to the Certificate of Incorporation or By-laws or change the authorized capital stock or equity interests of the Company;

(d) (i) incur any Indebtedness For Borrowed Money or guarantee any such indebtedness of another Person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investment in, any other Person, other than the Company, or (iv) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, except, in each case, in the ordinary course of business and consistent with prior practices pursuant to credit facilities in existence on the date hereof (or any extensions or renewals thereof);

(e) materially change accounting policies or procedures, except as required by law or by GAAP;

(f) make any material Tax election, adopt or change any accounting period or method in respect of Taxes, file any amended Tax Returns, enter into any closing agreement, settle any claim or assessment in respect of Taxes, surrender any right to claim a refund of Taxes, consent to any waiver or extension of the limitation period applicable to any claim or assessment in respect of Taxes or request any material Tax ruling;

(g) increase the compensation or benefits payable or to become payable to or (except for the accelerated vesting of Common Options as permitted under Section 2.7) accelerate any right under any Benefit Plan to any current or former officer, employee, director, agent or consultant of the Company, except in accordance with the existing terms of the Benefit Plans or for annual increases of salaries in the ordinary course of business not to exceed $500,000 in the aggregate;

(h) other than to accelerate the vesting of Common Options pursuant to Section 2.7, amend or modify any Benefit Plan, or create any employee benefit plan which, if it were in effect on the date hereof, would be required to be set forth on Schedule 4.9(a), except as required by law;

(i) make any material acquisition or capital expenditure in excess of $500,000 in the aggregate for the Company, taken as a whole, other than in the ordinary course of business or as provided for in the Company’s annual budget;

(j) sell, lease, license, pledge or otherwise dispose of or encumber any material properties or material assets of the Company other than in the ordinary course of business and consistent with prior practices;

(k) except for voluntary payments in an amount not to exceed $250,000 or for mandatory payments under the Credit Agreement in existence on the date hereof (or any extensions or renewals thereof), pay, discharge or satisfy any obligations for Indebtedness For Borrowed Money;

(l) except to the extent subject to reserves reflected on the Base Balance Sheet or the footnotes to the audited Financial Statements in accordance with GAAP, in the ordinary course of business or as specifically provided in this Agreement, enter into, materially modify, materially amend or terminate any Material Contract or agreement to which the Company is party, or knowingly waive, release or assign any material rights or material claims (including any material write-off or other material compromise of any accounts receivable of the Company);

(m) settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed $250,000 individually or $500,000 in the aggregate, for all such litigation or other disputes; or

(n) enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.

Section 6.2. Notice. During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall promptly notify Parent of any change, occurrence or event, which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to closing set forth in Article VIII not to be satisfied.

ARTICLE VII - ADDITIONAL AGREEMENTS

Section 7.1. Stockholders Consent.

(a) Immediately following the execution of this Agreement by MergerCo, Parent, as sole stockholder of MergerCo, shall adopt and approve, in accordance with applicable law, this Agreement by written consent as permitted by its by-laws (the “Parent Written Consent”).

(b) Immediately following the execution of this Agreement by the Company, this Agreement and the transactions contemplated hereby shall be adopted and approved, as the case may be, by at least the Requisite Stockholder Approval by and through execution and delivery of the Company Stockholders Written Consent. The Company Stockholders Written Consent shall be delivered by the Stockholders to the Secretary of the Company on the date hereof, and a copy of the Company Stockholders Written Consent shall be delivered by the Company to Parent on the date hereof.

Section 7.2. Access to Information.

(a) Without undue disruption of its business, between the date of this Agreement and the Closing Date, the Company shall, and shall cause each of its officers, employees and agents to, give Parent and MergerCo and their representatives reasonable access upon reasonable notice and during times mutually convenient to Parent and

MergerCo and senior management of the Company to the facilities, properties, employees, books and records of the Company as from time to time may be reasonably requested, to the extent permitted by law. In addition, if Parent determines that it must file financial statements in accordance with the requirements of Regulation S-X of the Securities Exchange Commission (the “SEC”) with respect to the transactions contemplated by this Agreement, then the Company will use commercially reasonable efforts to cooperate with and assist, and to cause its independent auditors to cooperate with and assist, in the preparation of such financial statements meeting the requirements of Regulation S-X.

(b) Any such investigation by Parent or MergerCo shall not unreasonably interfere with any of the businesses or operations of the Company. Neither Parent nor MergerCo shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company, except in consultation with the Company and then only with the express prior written approval of the Company, which approval shall not be unreasonably withheld. All requests by Parent or MergerCo for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company.

Section 7.3. Confidentiality. The parties shall adhere to on the terms and conditions of that certain confidentiality agreement dated June 5, 2006 by and between the Company and Parent (the “Confidentiality Agreement”).

Section 7.4. Regulatory and Other Authorizations; Consents.

(a) The Company, Parent and MergerCo shall use commercially reasonable best efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement. If required by the HSR Act, and if the appropriate filing of a pre-merger notification and report form pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to make an appropriate filing of a pre-merger notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within five (5) business days after the date hereof and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Authority or filings in respect thereof. Parent or MergerCo shall pay all filing and related fees in connection with any such filings that must be made by any of the parties under the HSR Act. Each of Parent and MergerCo hereby covenants and agrees to use its commercially reasonable best efforts to secure termination of any waiting periods under the HSR Act or any other applicable law and to obtain the approval of the Federal Trade Commission, the Antitrust Division of the United States

Department of Justice or any other Governmental Authority, as applicable, for the Merger and the other transactions contemplated hereby.

(b) To the extent permitted by law, the Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable law, including, without limitation, the HSR Act, in connection with the transactions contemplated by this Agreement.

(c) Each of Parent and MergerCo shall use commercially reasonable efforts to assist the Company in obtaining the consents of third parties to complete the transactions contemplated by this Agreement, including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreements with such third parties (provided that neither party hereto shall be required to agree to any material increase in the amount payable or material decrease in the amount owed with respect thereto) and (iii) executing agreements to effect the assumption of such agreements on or before the Closing Date.

(d) If Parent determines that it must file the Audited Financial Statements in accordance with the requirements of Regulation S-X of the SEC, then the Company will use its commercially reasonable efforts to have its independent accountants consent to Parent’s use of and reliance on the Audited Financial Statements in connection with any filings to be made by Parent under United States federal securities laws.

Section 7.5. Press Releases. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance. Notwithstanding the foregoing, upon the execution of this Agreement and upon the Closing, the parties hereto shall release a mutually agreed upon joint press release related to the execution of the Agreement and shall release another mutually agreed to joint press release related to the Closing.

Section 7.6. No Solicitations. Unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall not, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition or similar transaction involving the purchase of the Company, all or substantially all of the Company’s assets, or the Company Stock.

Section 7.7. Officers’ and Directors’ Indemnification.

(a) Parent and MergerCo agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company provided for in the Certificate of Incorporation or By-laws or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the disposition of such Claim. From and after the Effective Time, Parent and the Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements with the Company.

(b) Prior to the Closing, the Company shall purchase a six-year tail policy extending its existing directors’ and officers’ liability coverage.

(c) The obligations under this Section 7.7 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 7.7 applies without the consent of such affected Person (it being expressly agreed that the Indemnified Parties to whom this Section 7.7 applies shall be third party beneficiaries of this Section 7.7 and shall be entitled to enforce the covenants contained herein).

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary under applicable law proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.7.

Section 7.8. Employee Benefit Arrangements.

(a) Parent and MergerCo shall ensure that all Persons who were employed by the Company immediately preceding the Closing Date, including those on vacation, leave of absence or disability (the “Company Employees”), will remain employed in a comparable position on and immediately after the Closing Date, at not less than the same base rate of pay; provided, however, subject to the requirements of applicable law, nothing in this Agreement shall require the Surviving Corporation to retain any Company Employees for any period of time after the Closing Date. Neither Parent nor MergerCo shall, at any time prior to 180 days after the Closing Date, effectuate a “mass layoff” as that term is defined in WARN, or comparable conduct under any applicable state law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Company without complying fully with the requirements of WARN or such applicable state law.

(b) Each of Parent and MergerCo acknowledges that the consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company and/or a sale of the Company (to the extent such concepts are applicable) for purposes of the Benefit Plans and all employment, severance and similar agreements between the Company and any Company Employee. From and after the Closing, as applicable, Parent, MergerCo and the Surviving Corporation will honor in accordance with their terms all cash bonus plans, and employment agreements, consulting agreements and severance agreements or other plans between the Company and any officer, director, employee or consultant of the Company in effect prior to the Closing Date and set forth on Schedule 4.12, and the Company or Parent shall pay on the Closing Date to the applicable officers, directors, employees and consultants listed in Schedule 7.8(b), any amounts with respect to any severance obligations or other amounts that are payable in accordance with their terms on the Closing Date; provided, however, except as set forth in Note 1 on Schedule 4.9(a), Parent, Merger Co and the Surviving Corporation shall not be required to maintain such cash bonus plans in effect beyond the Closing Date. Parent, MergerCo and the Surviving Corporation will cause any accrued bonuses earned by any officer, director, employee or consultant of the Company under the terms of any Benefit Plan that is a cash bonus plan, incentive plan or other similar plan to be paid to such officer, director, employee or consultant in accordance with the terms of such plan.

(c) For a period of twelve (12) months following the Effective Time (the “Transition Period”), Parent shall and shall cause the Surviving Corporation to, continue the participation of employees of the Surviving Corporation who remain employed after the Effective Time (the “Surviving Corporation Employees”) in the Benefit Plans (other than stock option plans and bonus and incentive plans) at least on the same terms as those in effect as of the Effective Time. For a period of twelve (12) months following the expiration of the Transition Period, the Surviving Corporation Employees will be entitled to participate in employee benefit plans of Parent and its Subsidiaries which in the aggregate are substantially equivalent to those provided to similarly-situated employees of Parent and its Subsidiaries, and Parent may amend, modify or terminate any of the Benefit Plans or merge any of the Benefit Plans with Parent’s employee benefit plans as Parent deems appropriate. Parent shall, and shall cause the Surviving Corporation to, treat, and cause its applicable benefit plans to treat, the service of Surviving Corporation Employees with the Company attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for all purposes, including but not limited to, eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of any minimum waiting periods for participation to the extent such service of a Surviving Corporation Employee is treated as service under a similar Benefit Plan. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation not to, treat any Surviving Corporation Employee or other eligible dependants as a “new” employee or participant for purposes of any exclusions, eligibility, waiting period or required physical examinations under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition or any other purpose, and any deductibles and co-pays paid under any of the Company’s health plans for expenses incurred prior to the Effective Time (or the date of commencement of participation in a Plan of Parent or the Surviving Corporation) shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation, to make appropriate arrangements with its insurance carrier(s) to ensure such results. Nothing in this Section 7.8 shall prohibit Parent, MergerCo or the Surviving Corporation from amending, modifying or terminating any employee benefit plan pursuant to, and in accordance with, any reserved right, express or implied to do so, provided that Parent first complies with its obligations under this Section 7.8.

Section 7.9. Transfer Taxes. Parent and Stockholders shall each be liable for fifty percent (50%) of any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby (“Transfer Taxes”). The applicable parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

Section 7.10. Information Statement. As promptly as practicable after the date of this Agreement, the Company shall prepare an information statement in form and substance reasonably satisfactory to Parent which shall include a description of the approval of this Agreement, the Merger, and the transactions contemplated by this Agreement by the Company Board and the Stockholders and a description of the Stockholders’ appraisal rights in regard to the Merger under the DGCL (the “Information Statement”). The Company shall: (a) cause the Information Statement to comply with applicable legal requirements; (b) provide Parent with a reasonable opportunity to review and comment on any draft of the Information Statement; and (c) cause the Information Statement to be mailed to the Stockholders as promptly as practicable following the date of this Agreement. Parent will cooperate with the Company in the preparation of the Information Statement and will provide all information reasonably required to be provided by it for inclusion in the Information Statement.

Section 7.11. Books and Records. Parent and MergerCo shall, and shall cause the Surviving Corporation and each Subsidiary to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company on the Closing Date and to make the same available for inspection and copying by the Stockholders as of immediately prior to the Effective Time or any of the representatives of such Stockholders at the expense of such Stockholders during the normal business hours of Parent, MergerCo, the Surviving Corporation or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice.

Section 7.12. Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 7.13. Section 280G Matters.

(a) The Company shall obtain and deliver to Parent, prior to the initiation of the procedure described in Section 7.13(b), an excess parachute payment waiver, in a form to be mutually agreed to by the Company and Parent, from each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code), as determined immediately prior to the initiation of the procedure described in Section 7.13(b), and who would otherwise have, receive or have the right or entitlement to receive a parachute payment from the Company, Parent or any ERISA Affiliate of the Company or Parent under Section 280G of the Code as a result of the Closing or the consummation of the Merger (including in connection with certain changes in any such Person’s employment circumstances following the consummation of the Merger).

(b) The Company shall use commercially reasonable efforts to obtain the written consent of such a number of Stockholders as is required by the terms of Section 280G(b)(5)(B) so as to comply with the stockholder approval requirements of Section 280G of the Code with respect to any and all payments and/or benefits provided in accordance with agreements, contracts or arrangements that, in the absence of the executed waivers described in Section 7.13(a), would be subject to such parachute payment requirements (in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations).

ARTICLE VIII - CONDITIONS TO THE MERGER

Section 8.1. Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted and approved by the Stockholders in accordance with the DGCL, the Certificate of Incorporation and the By-laws by delivery of the Company Stockholders Written Consent.

(b) Hart-Scott-Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) Governmental Consents. All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities set forth in Schedule 4.4(b) shall have been obtained except where the failure to obtain such licenses, permits, consents, authorizations, approvals, qualifications and orders, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.

Section 8.2. Additional Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV hereof shall be, with respect to those representations and warranties qualified by materiality or Company Material Adverse Effect, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.

(c) Secretary’s Certificate. The Company shall have delivered a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and By-laws, each as in effect from the date of this Agreement until the Closing Date and (iii) a copy of the votes of the Company Board authorizing and approving the applicable matters contemplated hereunder.

(d) Escrow Agreement. The Stockholders’ Representative shall have executed and delivered the Escrow Agreement.

(e) Termination of Agreements. Each of the Series B Purchase Agreement, the Series A Purchase Agreement, the Registration Rights Agreement and the Stockholders’ Agreement shall have been terminated, and evidence of the terminations of such agreements shall have been delivered to Parent.

(f) Resignation of Directors and Officers. Parent shall have received the resignations of the officers of the Company and the members of the Company Board.

(g) Section 280G Stockholder Approval. Any agreements, contracts or arrangements that, before giving effect to any waiver described below, would result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been approved by such number of Stockholders as is required by the terms of Sections 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Sections 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of such Treasury Regulations, or in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, in accordance with the waiver of those payments and benefits to be executed by the affected individuals in accordance with Section 7.13.

(h) No Company Material Adverse Effect. There shall not have occurred any event or condition of any character that has had or is reasonably expected to have a Company Material Adverse Effect since the date of this Agreement.

Section 8.3. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth in Article V hereof shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Effective Time (including without limitation funding the Payment Fund pursuant to Section 3.1), and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Escrow Agreement. Parent shall have executed and delivered the Escrow Agreement.

ARTICLE IX - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 9.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein and the provisions of Section 9.2(a)(iii) and (iv), as the case may be, shall survive the Closing and shall remain in full force and effect until twelve (12) months from the Closing Date (the “Initial Indemnification Cut-Off Date”); provided, however, that the representations and warranties in Section 4.1 and Section 4.2 will survive for twenty-four (24) months from the Closing Date (the “Excluded Representations Cut-Off Date” and together with the Initial Indemnification Cut-Off Date, each such termination date shall be referred to herein as an “Indemnification Cut-Off Date”). Neither party shall have any obligation under this Article IX following the applicable Indemnification Cut-Off Date.

Section 9.2. Indemnification by the Stockholders; Escrow.

(a) Subject to the limitations set forth in this Article IX, Parent, the Surviving Corporation and their respective officers, directors and Affiliates (each a “Parent Indemnified Party”) shall be held harmless and indemnified by the Indemnifying Stockholders to the extent of any Losses resulting from (i) the breach of any representation or warranty of the Company contained herein or contained in a certificate of any officer of the Company delivered pursuant to this Agreement, (ii) the breach of any covenant or agreement of the Company contained herein, (iii) any appraisal or similar action with respect to shares of Company Stock (provided, that Losses arising under this Section 9.2(a)(iii) shall equal (A) the excess of any consideration awarded in any appraisal action over (B) the value of the Merger Consideration allocable to the former Stockholders whose shares of Company Stock were the subject of such appraisal action), and (iv) any amounts payable by the Surviving Corporation in accordance with Section 3.3, Section 3.4 or Section 3.5 that were not previously included in the calculation of Aggregate Common Value or Final Operating Capital Adjustment. In determining (x) whether any representation and warranty was inaccurate or breached (except in regard to the representations and warranties contained in Section 4.5 and clause (b) of Section 4.6 to which this clause (x) shall not apply), or (y) the amount of any Losses in respect of any inaccuracy in or any breach of any representation and warranty, any materiality or Material Adverse Effect qualification contained in such representation or warranty will in all respects be ignored.

(b) The Parent Indemnified Parties’ indemnification rights pursuant to Section 9.2(a) shall be limited as follows:

(i) Except in connection with a breach of any of the representations or warranties set forth in Section 4.1 and Section 4.2 (the “Excluded Representations”), the Parent Indemnified Parties shall not be entitled to any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 9.2(a)(i) exceeds $1,565,905.88 (the “Deductible Amount”), and then only to the extent such aggregate amount exceeds such Deductible Amount.

(ii) The Parent Indemnified Parties shall not be able to seek indemnification pursuant to Section 9.2(a) for any amount of indemnifiable Losses in excess of the amount of the Escrow Amount and, except in connection with a breach of any of the Excluded Representations as provided in Section 9.2(b)(iii), the right of the Parent Indemnified Parties to recover for any indemnifiable Losses shall be limited solely and exclusively to the Escrow Amount.

(iii) For the period beginning on the day immediately following the Initial Indemnification Cut-Off Date and ending on the Excluded Representations Cut-Off Date, the Indemnifying Stockholders shall, on a pro rata basis in accordance with the Escrow Allocation Schedule, indemnify and hold harmless the Parent Indemnified Parties for any Losses arising out of a breach of an Excluded Representation. The obligations of each Indemnifying Stockholder under this Section 9.2(b)(iii) shall not exceed the lesser of (x) the amount of the indemnifiable Loss and (y) the Indemnifying Stockholder’s pro rata portion of such indemnifiable Loss based on the Stockholder’s Allocation Schedule. The aggregate obligations of the Indemnifying Stockholders under this Section 9.2(b)(iii) shall not exceed the amount remaining in the Escrow Amount on the Initial Indemnification Cut-Off Date.

(iv) No indemnification shall be payable to a Parent Indemnified Party with respect to claims asserted by such Parent Indemnified Party pursuant to Section 9.2(a) after the applicable Indemnification Cut-Off Date.

(c) A Parent Indemnified Party shall give the Stockholders’ Representative written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Parent Indemnified Party may request indemnification hereunder or as to which the Deductible Amount may be applied as soon as is practicable and in any event within thirty (30) days of the time that such Parent Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify the Stockholders’ Representative shall not affect rights to indemnification hereunder except to the extent that the Stockholders are materially prejudiced by such failure. The Stockholders’ Representative shall have the right to direct, through counsel of its own choosing (who shall be reasonably acceptable to Parent and the Surviving Corporation), the defense or settlement of any such claim or proceeding at its own expense; provided, however, that (i) the defense of such claim or proceeding by the Stockholders’ Representative will not, in the reasonable judgment of Parent, have a material adverse effect on any Parent Indemnified Party; (ii) the claim or proceeding solely seeks (and continues to seek) monetary damages; and (iii) the Stockholders’ Representative expressly agrees in writing that as between the Stockholders’ Representative and Parent, the Stockholders’ Representative may only satisfy and discharge the claim or proceeding in accordance with the limits set forth in this Agreement (the conditions set forth in clauses (i) through (iii) are, collectively, the “Litigation Conditions”). If the Litigation Conditions are met and the Stockholders’ Representative elects to assume the defense of any such claim or proceeding, the Stockholders’ Representative shall consult with the Parent Indemnified Party for the purpose of allowing the Parent Indemnified Party to participate in such defense, but in such case the expenses of the Parent Indemnified Party shall be paid by the Parent Indemnified Party. A Parent Indemnified Party shall provide and shall cause the Surviving Corporation to provide, as applicable, the Stockholders’ Representative and counsel with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Stockholders’ Representative in the defense or settlement thereof, and Parent Indemnified Party shall be reimbursed out of the Escrow Amount for all of their reasonable out-of-pocket expenses in connection therewith. If the Stockholders’ Representative elects to direct the defense of any such claim or proceeding, Parent Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Stockholders’ Representative consents in writing to such payment or unless the Stockholders’ Representative, subject to the next to last sentence of this Section 9.2(c), withdraws from the defense of such asserted liability or unless a final judgment from which no appeal may be taken by or on behalf of the Stockholders is entered against Parent Indemnified Party for such liability. If the Stockholders’ Representative fails to defend or if, after commencing or undertaking any such defense, the Stockholders’ Representative fails to prosecute or withdraws from such defense, or if any of the Litigation Conditions cease to be met, Parent Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Stockholders’ expense, such expense to be paid out of the Escrow Amount. If the Parent Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 9.2(c) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Parent Indemnified Party shall give the Stockholders’ Representative prompt written notice thereof, and the Stockholders’ Representative shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding. Notwithstanding any other provision of this Agreement, any Losses incurred or suffered by any Parent Indemnified Party, directly or indirectly, as a result of any claim or proceeding by or in respect of a third party, shall constitute Losses subject to indemnities under Section 9.2(a).

(d) Nothing in this Agreement shall limit the liability of the Company for any misrepresentation or breach of any representation, warranty, covenant or agreement if the Merger is not consummated.

(e) The Parent Indemnified Parties shall not be entitled to indemnification for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value except to the extent that any Parent Indemnified Party has paid any such damages to any third party as a result of a third party claim to which a Parent Indemnified Party is entitled to indemnification under this Section 9.2. Each Parent Indemnified Party shall use commercially reasonable efforts to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(f) Any Loss for which any Parent Indemnified Party is entitled to indemnification under this Section 9.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

Section 9.3. Treatment of Indemnity Payments. All payments made pursuant to this Article IX shall be treated as adjustments to the Aggregate Merger Consideration for tax purposes to the extent allowable under applicable law, and such agreed treatment shall govern for purposes of this Agreement.

Section 9.4. Remedies Exclusive. From and after the Closing, the rights of the Parent Indemnified Parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article IX, and, except in any instance of fraud or intentional misrepresentation, such indemnification rights shall be the sole and exclusive remedies of the Parent Indemnified Parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by law, the Parent Indemnified Parties hereby waive, from and after the Closing Date, all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws at common law or otherwise. No holder of shares of the Company Stock shall have any right to contribution from the Company (except to the extent covered by the Company’s insurance policies in effect immediately prior to Closing) for any claim made by the Parent Indemnified Parties with respect to any Loss claimed the Parent Indemnified Parties or the Surviving Company after the Effective Time.

Section 9.5. Stockholders’ Representative.

(a) Appointment. The Stockholders’ Representative shall have full power and authority to take all actions under this Agreement and the Escrow Agreement that are to be taken by the Stockholders’ Representative. The Stockholders’ Representative shall take any and all actions which it believes are necessary or appropriate under this Agreement and the Escrow Agreement, including, without limitation, executing the Escrow Agreement as Stockholders’ Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Stockholders’ Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Stockholders’ Representative in connection with this Agreement and the Escrow Agreement, defending all indemnity claims against the Escrow Amount pursuant to Section 9.2 of this Agreement (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Parent and its agents regarding such claims, dealing with Parent and the Escrow Agent under this Agreement, taking any all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Stockholders’ Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof in its capacity as Stockholders’ Representative.

(b) Authorization. The Company, Parent and MergerCo each hereby authorizes the Stockholders’ Representative to:

(i) Receive all notices or documents given or to be given to Stockholders’ Representative pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;

(ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Stockholders’ Representative may in its sole discretion deem appropriate;

(iii) After the Effective Time, take such action as the Stockholders’ Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent or MergerCo contained in this Agreement or in any document delivered by Parent or MergerCo pursuant hereto; (B) taking such other action as the Stockholders’ Representative is authorized to take under this Agreement or the Escrow Agreement; (C) receiving all documents or certificates and making all determinations, in its capacity as Stockholders’ Representative, required under this Agreement or the Escrow Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to this Article IX and any waiver of any obligation of Parent or the Surviving Corporation.

(c) The Stockholders’ Representative is not an agent of the Stockholders and shall have no duties to the Stockholders or liability to the Stockholders with respect to any action taken, decision made or instruction given by the Stockholders’ Representative in connection with the Escrow Agreement or this Agreement.

(d) Indemnification of Stockholders’ Representative. The Stockholders’ Representative shall be indemnified for and shall be held harmless against any loss, liability or expense incurred by the Stockholders’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling Persons, in each case relating to the Stockholders’ Representative’s conduct as Stockholders’ Representative, other than losses, liabilities or expenses resulting from the Stockholders’ Representative’s willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid from the Stockholders’ Representative Fund. The Stockholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Stockholders’ Representative in accordance with such advice, the Stockholders’ Representative shall not be liable to the Stockholders or the Escrow Agent or any other Person. In no event shall the Stockholders’ Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Escrow Amount.

(e) Access to Information. The Stockholders’ Representative shall have reasonable access to information of and concerning any Indemnity Claim and which is in the possession, custody or control of Parent or the Surviving Corporation and the reasonable assistance of Parent’s and the Surviving Corporation’s officers and employees for purposes of performing the Stockholders’ Representative duties under this

Agreement or the Escrow Agreement and exercising its rights under this Agreement and the Escrow Agreement, including for the purpose of evaluating any Indemnity Claim against the Escrow Amount by Parent; provided that the Stockholders’ Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Escrow Agreement, disclose any nonpublic information from or concerning any Indemnity Claim to anyone (except to the Stockholders’ Representative’s attorneys, accountants or other advisers, to Stockholders and on a need-to-know basis to other individuals who agree to keep such information confidential).

(f) Reasonable Reliance. In the performance of its duties hereunder, the Stockholders’ Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Stockholders or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(g) Removal of Stockholders’ Representative; Authority of Stockholders’ Representative. A majority in interest of the Stockholders shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Stockholders’ Representative to appoint a successor Stockholders’ Representative; provided, however, that neither such removal of the then acting Stockholders’ Representative nor such appointment of a successor Stockholders’ Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Stockholder with respect to such removal and appointment, together with an acknowledgement signed by the successor Stockholders’ Representative appointed in such writing that he, she or it accepts the responsibility of successor Stockholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholders’ Representative. For all purposes hereunder, a majority in interest of the Stockholders shall be determined on the basis of each Stockholder’s allocation set forth on the Escrow Allocation Schedule. Each successor Stockholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholders’ Representative, and the term “Stockholders’ Representative” as used herein and in the Escrow Agreement shall be deemed to include any interim or successor Stockholders’ Representative.

(h) Expenses of the Stockholders’ Representative. The Stockholders’ Representative shall be entitled to withdraw cash amounts from the Stockholders’ Representative Amount in reimbursement for out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Stockholders’ Representative in performing under this Agreement and the Escrow Agreement.

(i) Irrevocable Appointment. Subject to Section 9.5(h), the appointment of the Stockholders’ Representative hereunder is irrevocable and any action taken by the Stockholders’ Representative pursuant to the authority granted in this

Section 9.5 shall be effective and absolutely binding as the action of the Stockholders’ Representative under this Agreement or the Escrow Agreement.

ARTICLE X - TERMINATION, AMENDMENT AND WAIVER

Section 10.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained:

(a) by the mutual written consent of Parent (on behalf of itself and MergerCo) and the Company;

(b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction shall have become final and non-appealable; or

(ii) if the consummation of the Merger shall not have occurred on or before the later of (A) three (3) months following the date of this Agreement and (B) the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, but in no event later than three (3) months following the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; provided, further, the parties may mutually agree to extend the period before termination if such failure to consummate the Merger is due to regulatory or antitrust issues.

(c) by the Company, if the Company is not then in material breach of any material term of this Agreement, upon written notice to Parent, upon a material breach of any representation, warranty or covenant of Parent or MergerCo contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by the Company to Parent, such that the conditions set forth in Sections 8.1 and 8.3 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii); or

(d) by Parent or MergerCo, if neither Parent nor MergerCo is then in material breach of any material term of this Agreement, upon written notice to Company, upon a material breach of any representation, warranty or covenant of the Company contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Parent or

MergerCo to the Company, such that the conditions set forth in Sections 8.1 and 8.2 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii).

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo or the Company and their respective directors, officers, employees, partners or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 7.3, 7.5, this Section 10.2 and Article XI; provided, however, that nothing contained in this Section 10.2 shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

Section 10.3. Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and MergerCo; provided, however, that after the Company obtains the Requisite Stockholder Approval, no amendment shall be made that by law requires further approval by Stockholders without obtaining such approval.

Section 10.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

ARTICLE XI - GENERAL PROVISIONS

Section 11.1. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or via facsimile, in each case with a copy via electronic mail to the parties at the following addresses, facsimile numbers or e-mail addresses (or at such other address for a party as specified by like notice):

(a) if to the Company, to:

P&H Solutions, Inc.

320 Nevada Street

Newton, MA 01260

Attn: Mr. Ralph Dangelmaier, President and CEO

Facsimile: (617) 243-0033

E-mail: ralph@ph.com

with copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attn: Kenneth J. Gordon

Facsimile: (617) 523-1231

Email: kgordon@goodwinprocter.com

(b) if to Parent or MergerCo, to:

Transaction Systems Architects, Inc.

224 South 108 Avenue

Omaha, NE 68154-5633

Attn: Senior Vice President and General Counsel

Facsimile: (402) 390-8077

E-mail: byrnesd@tsainc.com

with a copy to:

Jones Day

222 East 41st Street

New York, NY 10017

Attn: Robert A. Profusek

Facsimile: (212) 755-7306

E-mail: raprofusek@jonesday.com

and

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, CA 94025

Attn: Sean M. McAvoy

Facsimile: (650) 739-3939

E-mail: smcavoy@jonesday.com

(c) if to Stockholders’ Representative, to:

Shawmut Equity Partners, L.P.

75 Federal Street

18th Floor

Boston, MA 02110

Attn: Daniel K. Doyle, Managing Director

Facsimile: (617) 368-4910

E-mail: ddoyle@shawmutcapital.com

with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attn: Kenneth J. Gordon

Facsimile: (617) 523-1231

Email: kgordon@goodwinprocter.com

Section 11.2. Disclosure Schedules. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, Parent, MergerCo or the Company, as applicable.

Section 11.3. Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution of this Agreement and any termination of this Agreement.

Section 11.4. Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

Section 11.5. Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 11.6. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board has approved for purposes of the DGCL and any applicable provision of the Certificate of Incorporation, the terms of this Agreement and (b) this Agreement is executed by the parties hereto.

Section 11.7. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 11.8. Fees and Expenses. Subject to Section 3.4 hereof, and except as otherwise set forth in this Agreement, whether or not the Merger is consummated, Parent (on behalf of Parent and MergerCo), on the one hand, and the Company, on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Section 11.9. Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware and of the United States District Court for the District of Delaware (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent, MergerCo, the Company and the Stockholders’ Representative does hereby appoint The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, as such agent.

Section 11.10. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 11.11. Miscellaneous. This Agreement (a) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (b) may be executed in two or more counterparts which together shall constitute a single agreement. Section 7.7 is intended to be for the benefit of those Persons described therein and the covenants contained therein may be enforced by such Persons. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TRANSACTION SYSTEMS ARCHITECTS, INC.:

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Senior Vice President

PARAKEET MERGERSUB CORP.:

By:	/s/ David R. Bankhead
Name:	David R. Bankhead
Title:	Vice President

P&H SOLUTIONS, INC.:

By:	/s/ Ralph Dangelmaier
Name:	Ralph Dangelmaier
Title:	President and Chief Executive Officer

SHAWMUT EQUITY PARTNERS, L.P.

By:	SHAWMUT CAPITAL PARTNERS,
L.L.C., its General Partner

By:	/s/ Daniel K. Doyle
Daniel K. Doyle
Managing Director